December 6, 2007

Ms. Sharon Blume

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	BOK Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007
File No. 0-19341

Dear Ms. Blume:

This letter provides our responses to the Staff’s comments as set forth in your letter dated November 6, 2007.  For the convenience of the Staff, each comment has been repeated below in italics.

Comment 1. We note your disclosure that fair value hedges are considered to be effective if the cumulative fair value adjustment of the interest rate swap is within a range of 80% to 120% of the change in fair value of the hedged asset or liability. Please confirm that when retroactively assessing hedge effectiveness, you are comparing the cumulative change in fair value of the interest rate swap to the cumulative change in fair value of the hedged asset or liability (and not the period change in fair value).

Response 1. While Statement 133 Implementation Issue E8 (“Issue E8”) does permit a period-by-period approach to retrospective assessment of a fair value hedge, we confirm that we compare the cumulative change in fair value of the interest rate swap with the cumulative change in fair value of the hedged asset or liability, which is also permitted by Issue E8.

Comment 2. For each type of fair value and cash flow hedging relationship entered into during the periods presented, please describe for us the quantitative measures you use to assess effectiveness both at inception and on an ongoing basis.

Response 2. Our fair value hedges use interest rate swaps to convert fixed rate liabilities to floating rate, LIBOR based liabilities, and represent hedges of the full fair value (not the benchmark interest rate risk only) of such liabilities. By design, the notional amount, payment dates and expiration dates of each swap are matched with the terms of the hedged liability, but we are not relying on a critical terms match approach to assess our hedges’ effectiveness. At inception we use a stress test to project changes in the fair values of the interest rate swap and the hedged liability to support our expectation that the hedge will remain effective. We acknowledge that the hedges may not achieve the required degree of dollar offset effectiveness at smaller rate changes due to the “small numbers” phenomenon that surfaces in nearly all fair value hedges of debt and have discontinued hedge accounting whenever that occurs. In the majority of instances, the small numbers phenomenon does not occur and our hedges achieve an acceptable dollar offset ratio.

The fixed rate brokered certificates of deposit that we hedge are subject to partial early redemption upon death of the holder. We consider the expected effect of these early redemptions over the term of the certificates based on standard mortality tables as support for expectation that the hedge will remain effective.

On a prospective basis, the fair values of the interest rate swaps and the hedged liabilities are computed monthly using the Bloomberg swap pricing model. Cumulative changes in the fair value of the interest rate swaps and the hedged liabilities from inception are compared to assess effectiveness of the hedge on a dollar offset ratio basis. We hedge changes in the full fair value of the certificates of deposit. Any ineffectiveness, including ineffectiveness due to credit risk and partial early redemptions, as well as the unavoidable ineffectiveness created when the fixed rate of the debt does not match the fixed rate of the hedged liability (as described in paragraph 70 of Statement 133), is recognized in earnings on the income statement line item “Gain (loss) on derivatives, net.”

Our cash flow hedges use interest rate swaps to convert the first interest payments received on a pool of then-existing, monthly pay prime-based loans to a fixed cash flow stream. By design, the variable rate leg of the interest rate swap is based on the Federal Reserve Statistical Release H-15 prime rate. Swap settlements are paid monthly. Changes in the prime rate affect the interest rate swap on the same date as they affect the pool of hedged loans. At inception, we evaluated the probability that we would have a portfolio of monthly pay prime-based loans that exceeded the notional amount of the interest rate swap designated as a cash flow hedge and we projected the effect of prime rate changes on cash flows from the hedged loans and the interest rate swap to support our expectation that the hedge will remain effective.

On a prospective basis, we compare the actual first interest payment cash flows from the then existing pool of monthly pay prime-based loans and cash flows from the interest rate swap against the expected fixed-rate cash flows. These are not benchmark hedges because the loans are prime-based, so our hedges must and do address the entire variability associated with the hedged cash flows. The hedge is considered effective if the cumulative actual cash flows from the prime-based loans and the swap are within a range of 80% to 120% of the expected fixed-rate cash flows. Hedge ineffectiveness is measured by the change in fair value method described in Statement 133 Implementation

Issue G7. Our calculation also captures ineffectiveness due to margin variability as described in Statement 133 Implementation Issue No. G25.

With the exception of the two hedge relationships discussed in our answer to Comment 3 below, we performed full hedge ineffectiveness calculations for all of these hedge relationships.

Comment 3. Please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If so, please tell us how you determined that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

Response 3. We do not use matched terms to assume no ineffectiveness for any of our hedging relationships. We used the short-cut method to assume no ineffectiveness for our hedges of fixed-rate, subordinated debt. These relationships involve two subordinated debt issuances of $150 million each. The conditions of paragraph 68 of SFAS 133 were met as follows:

•	The notional amount of the each swap equaled the principal amount of the hedged debt
•	The fair value of each swap at inception was zero
•	The formula for computing net settlements under each swap is the same for each settlement
•	The subordinated debt may not be prepaid
•	The variable rate leg of each interest rate swap is one-month LIBOR
•	Settlement dates for each interest rate swap are the same as the interest payment date for the respective hedged debt
•	The expiration date of each interest rate swap is the maturity date of the respective hedged debt

Neither of these hedging relationships is currently in effect. One hedging relationship expired upon maturity of the hedged debt on August 15, 2007. The other hedging relationship was discontinued and the interest rate swap was terminated on April 18, 2007 as part of our interest rate risk management program.

Comment 4. We note your disclosure that loan origination and commitment fees and direct loan acquisition costs, when significant, are deferred and amortized as an adjustment of yield over the life of the loan or over the commitment period, as applicable. Please provide us with the following additional information:

•	Tell us how you determine significance of these fees
•	Tell us how you account for fees deemed insignificant and justify how your accounting treatment is consistent with SFAS 91; and
•	Quantify the amount of fees deemed insignificant for each period presented.

Response 4. Loan origination and commitment fees less than $5 thousand are considered immaterial and are recognized directly in income when collected. SFAS 91 states that “the provisions of this Statement need not be applied to immaterial items.” Support for our position that these amounts are immaterial is supported by the following quantitative and qualitative considerations.

The amount of loan origination and commitment fees less than $5 thousand that were recognized in income when collected is:

2004	- $2,711,936
2005	- $4,846,925
2006
First quarter	- $1,393,982
Second quarter	- $1,466,420
Third quarter	- $1,414,982
Fourth quarter	- $1,297,776

Full year	- $5,573,160

2007
First quarter	- $1,284,388
Second quarter	- $1,461,752
Third quarter	- $1,188,033

The contractual lives of a majority of the loans that generate fees less than $5,000 are approximately one year, including residential construction loans that have effective lives of approximately six months. In order to reassess our determination that these loan fees are immaterial to our financial statements, we monitor the total amount of fee income recognized when collected, the type of loans that generate these fees, and the contractual and expected lives of these loans. Because of the relative stability in the total amount of fee income recognized and the continued short time period over which deferred fees would be amortized, the effect on net income for any annual or quarterly period presented has not had a significant effect on net income, earnings per share or capital adequacy. We confirm that if the impact of this recognition practice became significant in the future, we would revise our practice to begin to defer and amortize loan fees less than $5 thousand.

Comment 5. Please tell us and in future filings disclose how you account for change in value of a loan commitment prior to funding when the loan commitment is not within the scope of SFAS 133, SFAS 159 or industry-specific accounting guidance.

Response 5. We do not have commitments to fund loans that are held for sale, except for mortgage loan commitments that are within the scope of SFAS 133. Loan commitments that are not within the scope of SFAS 133, SFAS 159 or industry-specific guidance are included in our evaluation of credit risk. The criteria used in this evaluation are the same as those used to evaluate the adequacy of the allowance for loan losses in accordance with SFAS 114 and SFAS 5. The reserve for off-balance sheet credit losses is included in other liabilities on the balance sheet. Activity in the reserve for off-balance sheet credit losses is presented in Note 5 to our Audited Consolidated Financial Statements.

Loan commitments that meet the FIN 45 definition of a guaranty such as letters of credit are initially recognized at fair value. Fair value is equal to the fee we receive to issue the guaranty. Subsequent changes in fair value are not recognized in the financial statements. However, the notional amount of these guaranties is also included in our evaluation of the adequacy of the reserve for off-balance sheet credit losses. Income is recognized when the guaranty expires. In future filings we will add disclosures for recognition of income from letters of credit.

Comment 6. We note your disclosure that rent expense for leased premises is recognized as incurred and that the effects of rent holidays, significant rent escalations and other adjustments to rent payments are recognized over the lease term. Please tell us the method you use to recognize the expense.

Response 6. The effects of rent holidays, significant rent escalations and other adjustments to rent payments are recognized on a straight-line basis over the term of the lease. We will clarify this disclosure in future filings.

Comment 7. We note a significant portion of your income is derived from other operating revenues. Please expand your accounting policy to disclose how you recognize each of the following other operating revenue items, which appear material as a percentage of total other operating revenues. Include the period over which the revenue is recognized, the method(s) you use for recognition, whether the items are presented on a net or gross basis and the specific accounting literature you use to determine the appropriateness of your policy. Provide us with your proposed future disclosure.

•	Brokerage and trading fees;
•	Trust fees and commissions; and
•	Deposit service charges and fees.

Response 7. We propose the following accounting policy disclosure for future filings:

Other Operating Revenue

Fees and commission revenue is recognized at the time the related services are provided or products are sold and may be accrued when necessary. Accrued fees and commissions are reversed against revenue if amounts are subsequently deemed to be uncollectible. As described in EITF Issue 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, revenue is recognized on a gross basis whenever we have primary responsibility and risk in providing the services or products to our customers and on a net basis whenever we act as a broker for products or services of others.

Brokerage and trading revenue includes changes in the fair value of securities held for trading purposes and derivatives held for customer risk management programs,

commissions earned from the retail sale of securities, mutual funds and other financial instruments, and underwriting and financial advisory fees.

Trust fees and commissions include revenue from asset management, custody, recordkeeping, investment advisory and administration services. Revenue is recognized on an accrual basis at the time the services are performed and may be based on either the fair value of the account or the service provided.

Deposit service charges and fees are recognized at least quarterly in accordance with our published deposit account agreement and disclosure statement for retail accounts or contractual agreement for commercial accounts. Item charges for overdraft or non-sufficient funds items are recognized as items are presented for payment. Account balance charges and activity fees are accrued monthly and collected in arrears. Commercial account activity fees may be offset by an earnings credit based on account balances.

* * * * *

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses or require additional information, please contact me at (918) 588-6319.

Sincerely,

Steven E. Nell

Executive Vice President and

   Chief Financial Officer